

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Suresh C. Senapaty
Chief Financial Officer and Executive Director
Wipro Limited
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India

> **Re: Wipro Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed May 19, 2014**
> **Form 6-K filed July 28, 2014**
> **Form 6-K field October 30, 2014**
> **File No. 001-16139**

Dear Mr. Senapaty:

We have reviewed your letter dated October 17, 2014 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 22, 2014.

Form 20-F for the Fiscal Year Ended March 31, 2014

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 31. Segment Information, page 161

1.   We note your response to prior comment 3 indicating that revenue derived from your Services Lines is determined on a non-GAAP basis using a standard method of allocation

of revenue. Please describe for us the allocation method and why you believe this information is determined on a non-GAAP basis. As you present service offering revenue distribution in your interim investor presentations the necessary information appears to be available. Tell us what consideration was given to providing revenue for service offerings in your segment disclosure to highlight the size of various service offerings on an annual basis. Refer to paragraph 32 of IFRS 8.

Form 6-K filed July 28, 2014

Exhibit 99.1

2.   Your response to prior comment 4 indicates that you do not distribute the Condensed Consolidated Interim Financial Statements under IFRS to your shareholders. As these are published on your publicly available web-site, please provide us with your analysis explaining why you believe that you do not distribute the interim financial statements to shareholders. Refer to General Instruction B of Form 6-K.

Form 6-K filed October 30, 2014

Exhibit 99.3

3.   Your response to prior comment 7 does not address the reference to the interim financial results as being audited. We further note that you present the "Consolidated Audited Financial Results for the Quarter and Six Months Ended September 30, 2014" in the Form 6-K filed on October 30, 2014. Please tell us whether your interim financial information is audited by your independent registered public accounting firm. If the financial information is not audited, please amend your Form 6-K to revise accordingly.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief